ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED                                                                                                                                                                     BOND NUMBER

American Growth Fund, Inc.                                                                                       15027119B

EFFECTIVE DATE                                                 BOND PERIOD                                            AUTHORIZED REPRESENTATIVE

July 30, 2020                     July 30, 2019 to October 31, 2020                  /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

                        12:01 a.m. on October 31, 2020

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.